REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Board of Trustees of
       The Pillar Funds and the
       Securities and Exchange Commission:

     We have examined management's assertion about the U.S. Treasury Securities Money Market, Prime Obligation Money Market, Tax-Exempt Money Market, U.S. Treasury Securities Plus Money Market, Institutional Select Money Market, Fixed Income, High Yield Bond, New Jersey Municipal Securities, Intermediate-Term Government Securities, Pennsylvania Municipal Securities, Equity Growth, Equity Value, Equity Income, Equity Index, Mid Cap, and Balanced Funds of the Pillar Funds' (the "Trust's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

     Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000, and with respect to agreement of security purchases and sales, for the period from December 31, 1999 (the date of our last examination) through June 30, 2000:

              We agreed a sample of securities shown on the books and records of The Pillar Funds as of June 30, 2000 to the safekeeping reports of Summit Bank, the custodian, noting agreement of quantity and description, except for those securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

              For all securities shown on the safekeeping reports of Summit Bank as of June 30, 2000 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by The Pillar Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Bank of New York, Federal Reserve Bank and The Depository Trust Company, the subcustodians). For a sample of securities on the safekeeping reports of Summit Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved. We tested, on a sample basis, the resolution of such reconciling items between the custodian and subcustodians.

              We confirmed all repurchase agreements shown on the books and records of The Pillar Funds as of June 30, 2000 with brokers and the application of alternative procedures with respect to unsettled repurchase agreement transactions, noting agreement of quantity and description. We also agreed underlying collateral for such repurchase agreements, as confirmed by such brokers, with the Summit Bank safekeeping reports, noting that such collateral was held for the account of The Pillar Funds.

              We agreed a sample of security purchases and security sales since our last report from the books and records of the Trust to the broker confirmations.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

     In our opinion, management's assertion that the U.S. Treasury Securities Money Market, Prime Obligation Money Market, Tax-Exempt Money Market, U.S. Treasury Securities Plus Money Market, Institutional Select Money Market, Fixed Income, High Yield Bond, New Jersey Municipal Securities, Intermediate-Term Government Securities, Pennsylvania Municipal Securities, Equity Growth, Equity Value, Equity Income, Equity Index, Mid Cap, and Balanced Funds of The Pillar Funds' were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

     This report is intended solely for the information and use of management and the Board of Trustees of The Pillar Funds and the Securities and Exchange Commission and should not be used for any other purpose.

     ARTHUR ANDERSEN LLP

     Philadelphia, Pennsylvania
     August 25, 2000